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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A
(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 4)

CENTRAL GOLDTRUST
(Name of Subject Company)

SPROTT ASSET MANAGEMENT LP
SPROTT ASSET MANAGEMENT GOLD BID LP
SPROTT ASSET MANAGEMENT GOLD BID GP INC.
SPROTT PHYSICAL GOLD TRUST
(Offerors)
(Names of Filing Persons)

UNITS
(Title of Class of Securities)

153546106
(Cusip Number of Class of Securities)

Sprott Asset Management LP
Suite 2700, South Tower
Royal Bank Plaza
200 Bay Street
Toronto, Ontario
Canada M5J 2J1
(416) 362-7172
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Kirstin H. McTaggart Sprott Asset Management LP Suite 2700, South Tower Royal Bank Plaza, 200 Bay Street Toronto, Ontario, Canada M5J 2J1 (416) 362-7172	Christopher J. Cummings, Esq.
Edwin S. Maynard, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
Toronto-Dominion Centre
77 King Street West, Suite 3100
Toronto, Ontario, Canada M5K 1J3
(416) 504-0520	John Ciardullo, Esq. Mikhel Voore, Esq. Stikeman Elliott LLP 5300 Commerce Court West 199 Bay Street Toronto, Ontario, Canada M5L 1B9 (416) 869-5500

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$814,900,275	$162,980.06

*
Estimated solely for the purpose of calculating the amount of the filing fee based on a transaction value equal to the product of (i) US$42.225, which is the average of the high and low sale prices of Central GoldTrust units as reported on the NYSE MKT on May 20, 2015, and (ii) 19,299,000 Central GoldTrust units in the aggregate that may be received by Sprott Physical Gold Trust or cancelled in the transaction described herein.

**
The amount of the filing fee was calculated as 1/50 of 1% of the transaction value in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended. Previously paid.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $94,691.41	Filing Party: Sprott Physical Gold Trust
Form or Registration No.: Form F-10	Date Filed: May 27, 2015
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

        This Amendment No. 4 (this "Amendment No. 4") amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the "SEC") on May 27, 2015 (the "Schedule TO") by (i) Sprott Asset Management Gold Bid LP, a limited partnership created under the laws of the Province of Ontario (the "Offeror") and owned and controlled by Sprott Asset Management LP (the "Manager"), the manager of Sprott Physical Gold Trust (the "Trust"), a closed-end mutual fund trust established under the laws of the Province of Ontario; (ii) the General Partner (as defined below); (iii) the Manager and (iv) the Trust. The only limited partner of the Offeror is the Manager, and the only general partner of the Offeror is Sprott Asset Management Gold Bid GP Inc., a wholly owned subsidiary of the Manager (the "General Partner"). The Schedule TO, as amended, and this Amendment No. 4 relate to the offer to purchase (the "Offer") by the Offeror all of the issued and outstanding units (the "Units") of Central GoldTrust ("GTU"), a trust established under the laws of the Province of Ontario (NYSE MKT: GTU / TSX: GTU-U), in exchange for units of the Trust, upon the terms and subject to the conditions set forth in the Offeror's offer and circular, dated May 27, 2015, as amended by the Notice of Extension and Variation, dated June 22, 2015 (the "Notice of Extension and Variation" and, collectively, the "Offer and Circular"), and the related letter of transmittal (the "Letter of Transmittal"), copies of which are attached hereto as Exhibits (a)(1)(i), (a)(1)(xviii) and (a)(1)(ii), respectively (which, together with any amendments or supplements thereto, collectively constitute the "Offer Documents"). The information set forth in the Offer Documents is hereby expressly incorporated herein by reference in response to all items of information required to be included in, or covered by, the Schedule TO, and is supplemented by the information specifically provided herein. Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported on the Schedule TO.

Item 4.    Terms of the Transaction

        1.    Calculation of the NAV to NAV Exchange Ratio

By notice to the Depositary given on June 22, 2015, the Offeror has varied the Offer by amending the definition of "NAV to NAV Exchange Ratio" (the "NAV to NAV Exchange Ratio Definition Amendment") such that it is determined on the second business day prior to the Expiry Date. Accordingly, the definitions of "NAV to NAV Exchange Ratio" on page ii of the Original Offer and Circular and in the "Glossary" section of the Original Offer and Circular (found on page 79 thereof) are deleted and replaced by the following:

  " "NAV to NAV Exchange Ratio" means, for each GTU Unit, such number of PHYS Units as is equal to (A) the Net Asset Value per GTU Unit (as calculated, in accordance with the GTU Declaration of Trust, on the second business day prior to the Expiry Date, including, in the case of GTU's gold bullion, the value thereof based on the London Bullion Market Association second fixing price for gold bullion on the second business day prior to the Expiry Date) divided by (B) the Net Asset Value per PHYS Unit (as calculated, in accordance with the PHYS Trust Agreement, on the second business day prior to the Expiry Date, including, in the case of Sprott Physical Gold Trust's gold bullion, the value thereof based on the London Bullion Market Association second fixing price for gold bullion on the second business day prior to the Expiry Date)."

In addition, the paragraphs that state:

  "In the case of both the Exchange Offer Election and the Merger Election, the number of PHYS Units to be distributed to each GTU Unitholder will be determined based on the NAV to NAV Exchange Ratio, being, for each GTU Unit, such number of PHYS Units as is equal to: (A) the Net Asset Value per GTU Unit (as calculated, in accordance with the GTU Declaration of Trust, on the Expiry Date, including, in the case of GTU's gold bullion, the value thereof based on the London Bullion Association second fixing price for gold bullion on the Expiry Date) divided by (B) the Net Asset Value per PHYS Unit (as calculated, in accordance with the PHYS Trust Agreement, on the Expiry Date, including, in the case of Sprott Physical Gold Trust's gold bullion, the value thereof based on the London Bullion Association second fixing price for gold bullion on the Expiry Date),"

which paragraphs are found in the "Frequently Asked Questions" section under the question "What would I receive in exchange for my GTU Units under the Offer?" (found on page 2 of the Original Offer and Circular) and the "Summary" section under "The Offer and Merger Transaction — Special Resolutions to Permit the

Merger Transaction" (found on page 12 of the Original Offer and Circular) are deleted and replaced by the following:

  "In the case of both the Exchange Offer Election and the Merger Election, the number of PHYS Units to be distributed to each GTU Unitholder will be determined based on the NAV to NAV Exchange Ratio, being, for each GTU Unit, such number of PHYS Units as is equal to: (A) the Net Asset Value per GTU Unit (as calculated, in accordance with the GTU Declaration of Trust, on the second business day prior to the Expiry Date, including, in the case of GTU's gold bullion, the value thereof based on the London Bullion Market Association second fixing price for gold bullion on the second business day prior to the Expiry Date) divided by (B) the Net Asset Value per PHYS Unit (as calculated, in accordance with the PHYS Trust Agreement, on the second business day prior to the Expiry Date, including, in the case of Sprott Physical Gold Trust's gold bullion, the value thereof based on the London Bullion Market Association second fixing price for gold bullion on the second business day prior to the Expiry Date)."

  2.    Extension of the Offer

By notice to the Depositary given on June 22, 2015, the Offeror has extended the time for deposits of GTU Units from 5:00 p.m. (Toronto time) on July 6, 2015 to 5:00 p.m. (Toronto time) on July 10, 2015. Accordingly, the definition of "Expiry Date" in the "Glossary" section of the Original Offer and Circular (found on page 77 thereof) is hereby deleted and replaced by the following:

  " "Expiry Date" means July 10, 2015, or such later date or dates to which the Offer may be extended from time to time by the Offeror in accordance with Section 5 of the Offer, "Extension, Variation or Change of the Offer."

In addition, all references to "5:00 p.m. (Toronto time) on July 6, 2015" in the Original Offer and Circular are amended to refer to "5:00 p.m. (Toronto time) on July 10, 2015".

  3.    Amendments Related to the NAV to NAV Exchange Ratio Amendment

Condition regarding NAV Publication and Calculation

By notice to the Depositary given on June 22, 2015, the Offeror has varied a condition of the Offer. Subsection (d) of Section 4 of the Original Offer, "Conditions of the Offer" (found on page 27 of the Original Offer and Circular) is hereby deleted and replaced by the following:

  "(d) GTU shall have publicly disclosed the Net Asset Value per GTU Unit on the second business day prior to, and on, the Expiry Date and such amounts shall have been calculated in accordance with the GTU Declaration of Trust;"

Additional Amendments in connection with the NAV to NAV Exchange Ratio Amendment

By notice to the Depositary given on June 22, 2015, the Offeror has amended the Offer and Circular by amending certain sections of the Offer and Circular in connection with the NAV to NAV Exchange Ratio Amendment, each as set forth below.

Determination and Disclosure of the NAV to NAV Exchange Ratio

The following paragraphs are added to the Offer immediately (i) prior to the paragraph "GTU Unitholders who wish to participate in the Offer must make the Exchange Offer Election or the Merger Election, as applicable, in the Letter of Transmittal or through their broker or other nominee" (found on page ii of the Original Offer and Circular), (ii) prior to the question "Who is offering to purchase my GTU Units?" in the Frequently Asked Questions" section of the Original Offer and Circular (found on page 3 thereof), (iii) following the paragraph "If for any reason you deposit your GTU Units in the Offer but make no election (i.e., an Exchange Offer Election or a Merger Election), you will be deemed to have made a Merger Election in respect of such GTU

Units" in the "Summary" section of the Original Offer and Circular (found on page 10 thereof), and (iv) prior to Section 2 of the Original Offer, "Time for Deposit":

  "Consistent with certain SEC guidance regarding the pricing of offers based on exchange ratios, the NAV to NAV Exchange Ratio (and, therefore, the number of PHYS Units to be received by GTU Unitholders in the Offer in exchange for their GTU Units) will be determined on July 8, 2015, which is the second business day prior to the Expiry Date of the Offer. The calculation of the NAV to NAV Exchange Ratio depends on the Net Asset Value per GTU Unit and the Net Asset Value per PHYS Unit, which may fluctuate throughout the duration of the Offer. On any business day, GTU Unitholders may also contact the Information Agent should they wish to obtain an indicative NAV to NAV Exchange Ratio. If GTU Unitholders contact the Information Agent prior to 6:00 p.m. (Toronto time) on a particular business day, they can obtain an indicative NAV to NAV Exchange Ratio as if such was calculated as of the previous business day. If GTU Unitholders contact the Information Agent after 6:00 p.m. (Toronto time) on a particular business day, they can obtain an indicative NAV to NAV Exchange Ratio as if such was calculated as of that day. PHYS publishes, and GTU has historically published, its daily NAV per unit on their respective websites.

  The Offeror will announce the NAV to NAV Exchange Ratio (and, therefore, the number of PHYS Units to be received by GTU Unitholders in the Offer in exchange for their GTU Units) by issuing a press release no later than 9:00 a.m. (Toronto time) (9:00 a.m. New York City time) on July 9, 2015, the business day prior to the Expiry Date of the Offer. For example, the Offeror will announce, by issuing a press release no later than 9:00 a.m. (Toronto time) (9:00 a.m. New York City time) on July 9, 2015, the NAV to NAV Exchange Ratio that will apply if the Offer expires at 5:00 p.m. (Toronto time) on July 10, 2015. If the Offer is extended, the Offeror will recalculate the NAV to NAV Exchange Ratio as of the second business day prior to the later expected Expiry Date of the Offer and announce the new NAV to NAV Exchange Ratio in the same manner."

In addition, the following is added immediately following the sentence "These website addresses are provided for informational purposes only and no information contained on, or accessible from, these websites is incorporated by reference herein unless otherwise expressly indicated herein." (found on page ii of the Original Offer and Circular):

  "If GTU Unitholders contact the Information Agent prior to 6:00 p.m. (Toronto time) on a particular business day, they can obtain the NAV to NAV Exchange Ratio as if such was calculated as of the previous business day. If GTU Unitholders contact the Information Agent after 6:00 p.m. (Toronto time) on a particular business day, they can obtain an indicative NAV to NAV Exchange Ratio as if such was calculated as of that day. PHYS publishes, and GTU has historically published, its daily NAV per unit on their respective websites."

Determination regarding Extensions

All references to "any decision to extend the Offer, including for how long, will be made prior to the Expiry Time" are hereby deleted.

Item 12.    Exhibits.

        Item 12 of the Schedule TO is amended and supplemented by adding the following:

        (a)(1)(xvii)** Press release dated June 22, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on June 22, 2015).

        (a)(1)(xviii)* Notice of Extension and Variation, dated June 22, 2015.

        See Exhibit Index.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 22, 2015

SPROTT ASSET MANAGEMENT GOLD BID LP By Sprott Asset Management Gold Bid GP Inc., its general partner
By:	/s/ JOHN WILSON Name: John Wilson Title: President
SPROTT ASSET MANAGEMENT GOLD BID GP INC.
By:	/s/ JOHN WILSON Name: John Wilson Title: President
SPROTT ASSET MANAGEMENT LP By Sprott Asset Management GP Inc., its general partner
By:	/s/ JOHN WILSON Name: John Wilson Title: Chief Executive Officer
SPROTT PHYSICAL GOLD TRUST By Sprott Asset Management LP, as manager of the Trust
By:	/s/ JOHN WILSON Name: John Wilson Title: Chief Executive Officer

EXHIBIT INDEX

Index No.
(a)(1)(i)**	Offer and Circular, dated May 27, 2015.
(a)(1)(ii)**	Form of Letter of Transmittal.
(a)(1)(iii)**	Press Release dated April 23, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on April 23, 2015).
(a)(1)(iv)**	Video Transcript dated April 23, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on April 23, 2015).
(a)(1)(v)**	Letter from the CEO of the Trust to the Trust's unitholders, dated April 24, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on April 24, 2015).
(a)(1)(vi)**	Press Release dated April 28, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on April 28, 2015).
(a)(1)(vii)**	Press Release dated May 27, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on May 27, 2015).
(a)(1)(viii)**	Investor Relations Presentation dated May 27, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on May 27, 2015).
(a)(1)(ix)**	Contents of website related to the Offer (incorporated by reference to the Trust's filing pursuant to Rule 425 on May 27, 2015).
(a)(1)(x)**	Form of Merger Agreement by and among the Trust, the Offeror and GTU.
(a)(1)(xi)**

The Annual Information Form of the Trust for the year ended December 31, 2014 (incorporated by reference to Exhibit 99.5 to the Trust's Form 40-F (Commission File No. 001-34638) filed with the Commission on March 30, 2015 (the "Form 40-F")).

(a)(1)(xii)**

The annual audited consolidated financial statements of the Trust for the years ended December 31, 2014 and December 31, 2013 and notes and the auditor's report in respect thereof, and management's report of fund performance for the financial years ended December 31, 2014 and December 31, 2013 (incorporated by reference to Exhibit 99.6 to the Form 40-F).

(a)(1)(xiii)**

The unaudited interim financial statements of the Trust for the three months ended March 31, 2015 and management's report of fund performance for the three months ended March 31, 2015 (incorporated by reference to Exhibit 99.1 to the Trust's Form 6-K (Commission File No. 001-34638) filed with the Commission on May 11, 2015.

(a)(1)(xiv)**	Soliciting script dated June 1, 2015.
(a)(1)(xv)**	Q&A dated June 3, 2015.
(a)(1)(xvi)**	Press release dated June 11, 2015.
(a)(1)(xvii)**	Press release dated June 22, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on June 22, 2015).
(a)(1)(xviii)*	Notice of Extension and Variation, dated June 22, 2015.
(b)	Not applicable.
(d)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

*
Filed herewith.
**
Previously filed.

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